Filed by Guidant Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Subject Company’s Exchange Act File No.: 001-13388

Guidant Corporation and Johnson & Johnson have filed with the Securities and Exchange Commission (SEC) a definitive proxy statement/prospectus and other documents regarding the proposed merger between Guidant and Johnson & Johnson. Investors are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. The proxy statement/prospectus and other documents filed by Johnson & Johnson and Guidant with the SEC are available free of charge at the SEC's website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus.

The following is an email sent from James M. Cornelius to all Guidant employees on January 17, 2006.

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Good afternoon. This is Jim Cornelius with an update to all employees regarding our company's merger discussions.

As you may have heard, Guidant today received a revised offer from Boston Scientific Corporation to acquire Guidant for $80 per Guidant share. The aggregate value of Boston Scientific's revised offer is approximately $27.2 billion.

Today, Guidant’s Board of Directors unanimously determined that Boston Scientific's revised offer is superior to the terms of the Company's current merger agreement with Johnson & Johnson.

Under the terms of Guidant's current merger agreement with Johnson & Johnson, Guidant must wait five business days, or until January 25, 2006, before it may change its recommendation of the Johnson & Johnson merger or terminate the merger agreement with Johnson & Johnson and enter into a merger agreement with Boston Scientific.

I've described this as unprecedented times for our Company. As we continue through this process, I appreciate your dedication to serving our customers well. This process reinforces the tremendous impact each of you is having in the lives of patients every day — in addition to the value we are creating as a company.

James M. Cornelius

Chairman of the Board and Chief Executive Officer

Guidant Corporation and Johnson & Johnson have filed with the Securities and Exchange Commission (SEC) a definitive proxy statement/prospectus and other documents regarding the proposed merger between Guidant and Johnson & Johnson. Investors are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. The proxy statement/prospectus and other documents filed by Johnson & Johnson and Guidant with the SEC are available free of charge at the SEC's website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus.

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